Exhibit 23.4

Independent Auditors' Consent

We consent to the incorporation by reference in this Registration Statement of Clinical Data, Inc. on Form S-3, of our report dated March 28, 2003, with respect to the consolidated balance sheets of Group Practice Services Incorporated (formerly Clinical Chemistry Holdings, Inc.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, appearing in the Current Report on Form 8-K/A of Clinical Data, Inc. (formerly Novitron International, Inc.) dated July 14, 2003, and to the reference to our firm under the heading "Experts" in the prospectus, which is part of this Registration Statement.

/s/ KPMG LLP

Roanoke, Virginia

December 15, 2003